**LOOP DEVICES, INC.**

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

March 12, 2018



**Independent Accountant's Review Report**

To Management
Loop Devices, Inc.
Seattle, WA

We have reviewed the accompanying balance sheet of Loop Devices, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**LOOP DEVICES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2017 & 2016**
_____

**ASSETS**

| | 2017 | 2016 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 424 | $ 99,541 |
| Accounts Receivable, Net | 5,596 | - |
| Inventory: | | |
| Raw Materials | - | - |
| Work in Progress | 420 | - |
| Finished Goods | 71,728 | - |
| TOTAL CURRENT ASSETS | 78,168 | 99,541 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Property & Equipment | 303,814 | 302,425 |
| Less: Accumulated Depreciation | (124,372) | (49,842) |
| Patents | 63,588 | 16,277 |
| Less: Accumulated Amortization | (2,612) | (590) |
| Copyrights | 1,008 | 1,008 |
| Less: Accumulated Amortization | (105) | (55) |
| TOTAL NON-CURRENT ASSETS | 241,320 | 269,223 |
| | | |
| TOTAL ASSETS | $ 319,488 | $ 368,764 |

**LOOP DEVICES, INC.**

**BALANCE SHEET**

**DECEMBER 31, 2017 & 2016**

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 705,975 | 620,761 |
| Accrued Expenses | 179,249 | 605 |
| Claim Liability | 18,000 | - |
| Sales Tax Payable | 118 | - |
| Unearned Revenue | 36,516 | 269,114 |
| TOTAL CURRENT LIABILITIES | 939,858 | 890,480 |
| **NON-CURRENT LIABILITIES** | | |
| Loans Payable | 124,556 | 43,655 |
| TOTAL LIABILITIES | 1,064,414 | 934,134 |
| **SHAREHOLDERS' EQUITY** | | |
| Preferred Stock (1,769,206 shares authorized, 1,742,882 shares issued and outstanding. $.0001 par value) | 174 | 116 |
| Common Stock (5,500,000 shares authorized, 2,035,190 shares issued and outstanding. $.0001 par value) | 204 | 60 |
| Additional Paid in Capital | 4,690,000 | 2,446,774 |
| Retained Earnings (Deficit) | (5,435,304) | (3,012,321) |
| TOTAL SHAREHOLDERS' EQUITY | (744,926) | (565,371) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 319,488 | $ 368,764 |

**LOOP DEVICES, INC.**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016**

| | 2017 | 2016 |
|---|---|---|
| **Operating Income** | | |
| Revenue | $ 291,997 | $ - |
| Cost of Sales | (254,585) | - |
| **Gross Profit** | 37,411 | - |
| **Operating Expense** | | |
| Compensation Expense | 736,144 | 326,497 |
| Salaries and Benefits | 629,967 | 532,323 |
| Marketing | 302,434 | 942,862 |
| Contractors/Consultants | 298,738 | 178,611 |
| Legal & Professional Services | 131,762 | 69,044 |
| Travel & Entertainment | 121,046 | 116,200 |
| General & Administrative | 75,205 | 29,408 |
| Facilities Related Costs | 34,848 | - |
| Rent | 30,941 | 18,675 |
| Equipment Rental & Leases | 8,906 | 1,918 |
| IT/Systems | 6,053 | 918 |
| | 2,376,043 | 2,216,455 |
| **Net Income from Operations** | (2,338,632) | (2,216,455) |
| **Other Income (Expense)** | | |
| Depreciation | (74,530) | (48,588) |
| Interest Expense | (4,704) | (897) |
| Other Expenses | (3,000) | - |
| Amortization | (2,072) | (615) |
| Customs Duty | (45) | (29) |
| Interest Income | - | 9 |
| **Net Income** | $ (2,422,983) | $ (2,266,575) |

**LOOP DEVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (2,422,983) | $ (2,266,575) |
| Depreciation Expense | 74,530 | 48,588 |
| Amortization Expense | 2,072 | 615 |
| Change in Accounts Receivable | (5,596) | - |
| Change in Inventory - Work In Progress | (420) | - |
| Change in Inventory - Finished Goods | (71,728) | - |
| Change in Accounts Payable | 85,214 | 552,432 |
| Change in Accrued Expenses | 178,644 | (6,674) |
| Change in Claim Liability | 18,000 | - |
| Change in Sales Tax Payable | 118 | - |
| Change in Unearned Revenue | (232,599) | 269,114 |
| **Net Cash Flows From Operating Activities** | (2,374,747) | (1,402,500) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of Property & Equipment | (1,388) | (279,681) |
| Purchase of Patents | (47,312) | (9,987) |
| **Net Cash Flows From Investing Activities** | (48,700) | (289,668) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of Preferred Stock | 58 | 116 |
| Issuance of Common Stock | 143 | - |
| Change in Additional Paid in Capital | 2,243,226 | 1,213,399 |
| Change in Loans Payable | 80,902 | 43,655 |
| **Net Cash Flows From Financing Activities** | 2,324,329 | 1,257,169 |
| | | |
| **Cash at Beginning of Period** | 99,541 | 534,540 |
| **Net Increase (Decrease) In Cash** | (99,117) | (434,999) |
| **Cash at End of Period** | $ 424 | $ 99,541 |

**LOOP DEVICES, INC.**
**STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)**
**FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016**
_____

|  | **2017** | **2016** |
|---|---|---|
| Starting Equity (Deficit) | $ (565,371) | $ 487,689 |
| Issuance of Stock | 2,243,428 | 1,213,515 |
| Dividends Paid | - | - |
| Net Income (Loss) | (2,422,983) | (2,266,575) |
| Ending Equity (Deficit) | $ (744,926) | $ (565,371) |

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Loop Devices, Inc. ("the Company"), d/b/a Gemio, is a corporation organized under the laws of the State of Delaware. The Company sells electronic wristbands and designs coverings called Tiles, which change the physical design of the band.  The company also makes and distributes a mobile app for controlling the wristband.

The Company will conduct an equity crowdfund offering during the first and second quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Inventory

Inventory is stated at lower of cost or market. The Company uses the specific identification method to account for inventory.

### Allowance of Doubtful Accounts

Accounts receivable is carried at net realizable value. An allowance for uncollectible trade receivables is estimated based on number of days outstanding.  Currently, 50% of receivables are reserved for bad debts when the receivables are overdue for more than 90 days and 100% for more than 120 days.  The Company considers 100% of receivables reserved when the money is not collected due to a known issue.  If an invoice is in dispute, then the amount of the dispute is fully reserved until the dispute is resolved.  Any receivable referred for collections will be reserved based on the expected amount due for collection based on the assessment by the legal team.  The Company had no uncollectible receivables and recognized no amount for allowance of doubtful accounts in 2017 and 2016.

Warranty

The Company provides a 1-year warranty on manufacturing defects, repairing or replacing defective products at its discretion. The Company's related estimation regarding this amount is based on the percentage of prior situations during the Company's operating history. Management has not separately disclosed this amount for the period as management estimates it to be immaterial.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Net operating loss carryforwards expire if unused after twenty years.

The Company's federal tax filing for 2017 will be subject to review by the Internal Revenue Service until 2021. The Company's 2017 Delaware Annual Report will be subject to review by that State until 2021.

Depreciation

The Company depreciates property & equipment over management's estimate of the asset's useful life using the double declining balance method.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- CONTINGENCIES

As of December 31, 2017, the Company accrued $18,000 for a loss contingency related to a claim filed in October 2017. The claim disputed the amount the Company owed in relation to services provided to the Company. In January 2018, the confirmed, resulting amount was settled for $5,000.

NOTE D- LOANS PAYABLE

As of December 31, 2017, the Company had a loans payable balance of approximately $124,556. This total consisted of a convertible loan amount of approximately $104,556. The value is measured in consideration of the purchase price of $0.67 per share. This portion of loans payable will automatically be converted into 156,054 shares of common stock upon the earlier to occur of (i) the 2-year anniversary date of the note issuance (October 2019), (ii) immediately prior to the consummation of a Qualified Financing, or (iii) immediately prior to the closing date of a Sale Event.

The remaining portion of the loans payable total is summed from multiple loans consolidated into a single amount with the same applicable terms. These loans have no stated interest rate and are due back in aggregate in November 2020.

## NOTE E- INTANGIBLE ASSETS

Intangible assets consist of patents and copyrights, both of which have estimated amortization periods of 20 years.

The aggregate amortization expense for each of the next 5 fiscal years is as follows:

| | |
|------|--------|
| 2018 | 3,230 |
| 2019 | 3,230 |
| 2020 | 3,230 |
| 2021 | 3,230 |
| 2022 | 3,230 |
| | |
| Total | 16,149 |

## NOTE F- STOCK

In the event of a sale of the Company, liquidation, dissolution or winding up the Company (Liquidation Event), the proceeds shall be distributed as follows:

First pay the Original Purchase Price plus declared but unpaid dividends on each share of Series Seed 3, pari passu with the original purchase price plus declared but unpaid dividends on each share of Series Seed 2 and Series Seed 1. Any remaining proceeds shall be paid pro rata to the holders of common stock.

A sale of all or substantially all of the assets of the Company, and a merger, reorganization or other transaction in which 50% of the outstanding voting power of the Company is transferred will be treated as a Liquidation Event, thereby triggering the liquidation payment. The holders of a majority of the outstanding Series Seed 3, Series Seed 2, and Series Seed 1 voting together as a single class, may waive the treatment.

Preferred Shareholders of Seeds 1-3 have 1x liquidation preference, weighted average anti-dilution protection (if the Company issues additional securities at a purchase price per share less than the then applicable conversion price for the Series Seed 3), voting rights (Series Seed 3 shall vote together with the Series Seed 2 and Series Seed 1 (on an as-converted basis) and with common stock, not as a separate class), and pro rata rights based on the percentage equity ownership in the Company.

## NOTE G- EQUITY BASED COMPENSATION

The Company accounts for stock awards issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid in capital.

As of December 31, 2017, the Company had issued 368,434 of 470,075 stock options available to be issued under its equity compensation plan. There were 22,914 options exercised during the year ended December 31, 2017 and 12,276 exercised in 2016. The company also issued 1,588,889 shares of restricted stock that fully vested through the year 2017.

## NOTE H- RENT

The Company has an operating, month-to-month lease with no future minimum payments due.

## NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 12, 2018, the date that the financial statements were available to be issued.